FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2005

HOLMES FINANCING (No 4) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No. . .X. . . .

Holmes Financing (No. 4) PLC
Profit & Loss Account
Period ended 15 April 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	22,678	24,889
Interest receivable - Cash collateral	1,190	1,146
	23,868	26,035

Interest payable - Notes	(22,678)	(24,889)
Interest payable - CSFB	(1,190)	(1,146)
	(23,868)	(26,035)

Net operating income	-	-

Fair value derivative	(123)	-
Other income	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	(123)	-

Taxation	-	-

Profit on ordinary activities after taxation	(123)	-

Dividend	-	-

Retained profit brought forward	1	1

Retained profit carried forward	(122)	1

Holmes Financing (No. 4) PLC
Balance Sheet
Period ended 15 April 2005

	£'000	£'000

Fixed asset investments
Loans to Funding		1,836,000

Current assets
Amounts due from group companies	1
Accrued interest receivable	169
Cash at bank	13
Cash collateral	153,082
	153,265

Creditors: Amounts falling due within one year
Fair value derivative	123
Accrued interest payable	169
	292

Net current assets		152,973

Total assets less current liabilities		1,988,973

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(1,836,000)
Amount due to CSFB		(153,082)
Net assets		(109)

Capital and reserves
Share capital		13
Reserves		(122)
		(109)

Holmes Financing (No. 4) PLC
Notes Outstanding
Period ended 15 April 2005

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2		Series 4 Class A
Moody's current rating	Aaa	Aaa	Aaa	Aaa		Aaa
S&P current rating	AAA	AAA	AAA	AAA		AAA
Fitch Ratings current rating	AAA	AAA	AAA	AAA		AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B			Series 4 Class B
Moody's current rating	Aa3	Aa3	Aa3			Aa3
S&P current rating	AA	AA	AA			AA
Fitch Ratings current rating	AA	AA	AA			AA

	Series 1 Class C	Series 2 Class C	Series 3 Class C			Series 4 Class C
Moody's current rating	Baa2	Baa2	Baa2			Baa2
S&P current rating	BBB	BBB	BBB			BBB
Fitch Ratings current rating	BBB	BBB	BBB			BBB

			Series 3 Class D1	Series 3 Class D2	Series 3 Class D3
Moody's current rating			Ba2	Ba2	Ba2
S&P current rating			BB	BB	BB
Fitch Ratings current rating			BB	BB	BB

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2		Series 4 Class A
	$	€	£	$		CHF
Initial note balance	1,050,000,000	800,000,000	550,000,000	410,000,000		850,000,000
Previous quarter's note principal	-	800,000,000	550,000,000	410,000,000		850,000,000
Note redemptions		-	-	-		-
Outstanding note principal	-	800,000,000	550,000,000	410,000,000		850,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B			Series 4 Class B
	$	€	$			£
Initial note balance	36,500,000	35,800,000	34,500,000			11,000,000
Previous quarter's note principal	-	35,800,000	34,500,000			11,000,000
Note redemptions	-	-	-			-
Outstanding note principal	-	35,800,000	34,500,000			11,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C			Series 4 Class C
	$	€	$			£
Initial note balance	54,500,000	53,800,000	49,500,000			19,000,000
Previous quarter's note principal	-	53,800,000	49,500,000			19,000,000
Note redemptions	-	-	-			-
Outstanding note principal	-	53,800,000	49,500,000			19,000,000

			Series 3 Class D1	Series 3 Class D2	Series 3 Class D3
			£	€	$
Initial note balance			30,000,000	27,000,000	5,000,000
Previous quarter's note principal			-	-	-
Note redemptions
Outstanding note principal			-	-	-

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2		Series 4 Class A
Note interest margins	19	N/A	23	23		N/A
Step up dates	16/07/2006	16/07/2006	16/07/2006	16/07/2006		16/07/2006
Step up margins	38	48	46	46		36

	Series 1 Class B	Series 2 Class B	Series 3 Class B			Series 4 Class B
Note interest margins	39	40	44			43
Step up dates	16/07/2006	16/07/2006	16/07/2006			16/07/2006
Step up margins	78	80	88			86

	Series 1 Class C	Series 2 Class C	Series 3 Class C			Series 4 Class C
Note interest margins	120	145	130			150
Step up dates	16/07/2006	16/07/2006	16/07/2006			16/07/2006
Step up margins	220	245	230			250

			Series 3 Class D1	Series 3 Class D2	Series 3 Class D3
Note interest margins			475	450	450
Step up dates			16/07/2006	16/07/2006	16/07/2006
Step up margins			575	550	550

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	15/07/2005

Liquidity facility limit	£ 25,000,000
Liquidity facility drawn	Nil
Liquidity facility available	£ 25,000,000

Holmes Funding Limited
Profit & Loss Account
Period ended 15 April 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	152,241	192,980
Interest receivable - Cash Deposits	28,775	25,050
Loss on fair value of interest rate swap	3,616	-
	184,632	218,030

Interest payable - Inter-company loans	(179,923)	(208,265)
Interest payable - Start up loans	(437)	(437)
	(180,360)	(208,703)

Net operating income	4,272	9,327

Other income	4,663	5,799
Provisions	4,414	14,086
Expenses	(4,258)	(4,718)
Start up costs amortisation	(1,725)	(1,961)
Deferred consideration	(2,780)	(8,329)

Profit/(loss) on ordinary activities before taxation	4,587	14,205

Taxation	(1,339)	(4,298)

Profit/(loss) on ordinary activities after taxation	3,247	9,907

Dividend	-	-

Retained profit/(loss) brought forward	(1,908)	(11,815)

Retained profit/(loss) carried forward	1,339	(1,908)

Holmes Funding Limited
Balance Sheet
Period ended 15 April 2005

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		12,091,825
Beneficial interest in Trust cash at bank
Fair value of interest rate swap		9,742

Current assets
Amounts owed by Trustee	71,757
Deferred expenditure (costs of securing)	9,807
Sundry debtors	-
Deferred taxation / group relief receivable	-
Cash at bank:
Reserve funding	338,070
Transaction account	1,793
Funding GIC account	716,047
	1,137,475

Creditors: Amounts falling due within one year
Deferred consideration creditor	204,509
Interest payable - start up loans	423
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	254,531
Corporation Taxation	25
	459,489

Net current assets		677,986

Total assets less current liabilities		12,779,553

Creditors: Amounts falling due after more than one year
Inter-company loans		(12,744,149)
Start up loans		(34,065)

Net assets		1,339

Capital and reserves
Share capital (£2)		-
Reserves		1,339
		1,339

Holmes Funding Limited
Notes to Balance Sheet
Period ended 15 April 2005

		£'000	£'000

Balance on cash accumulation ledger		Nil

Available credit enhancement

		First Reserve	Funding Reserve

Reserve funds at closing		338,000	70,000

Initial closing reserve funds		338,000	70,000
Drawings to make bullet repayment		-	-
Other drawings		-	-
Transfers from revenue receipts		-	-
Closing reserve balance		338,000	70,000

Target reserve funds		338,000	70,000

Principal deficiency ledger	AAA	AA	A	BBB

Opening PDL balance	Nil	Nil	Nil	Nil
Losses this quarter	-	-	-	-
PDL top up from revenue income	-	-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance	Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550	-	4,550
Second start up loan (incl. accrued interest)	4,535	-	4,535
Third start up loan	5,809	-	5,809
Fourth start up loan	2,473	-	2,473
Fifth start up loan	1,652	-	1,652
Sixth start up loan	1,888	-	1,888
Seventh start up loan	1,152	-	1,152
Eigth start up loan	12,006	-	12,006
Closing balance	34,065		34,065

Liquidity facility

Liquidity facility limit		25,000
Liquidity facility drawn		-
Liquidity facility available		25,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 April 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	389,376	386,984
Interest receivable - Cash Deposits	6,897	8,120
	396,273	395,104

Interest payable - Mortgages	(389,376)	(386,984)
Interest payable - Cash Deposits	(6,897)	(8,120)
	(396,273)	(395,104)

Net operating income	-	-

Fees receivable	4,171	4,516
Fees payable	(4,171)	(4,516)

Operating expenses	(3,933)	(4,227)
Provision charges	(258)	27,015
Other income	4,192	(22,787)

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 April 2005

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,516,618

Current assets
Bank interest receivable	1,375
Cash at bank	344,918
Amounts due from Seller	12,835
Other debtors	3
Accrued interest receivable	57,548
	416,679

Creditors: Amounts falling due within one year
Amounts due to Funding	71,757
Sundry creditors	4
	71,760

Net current assets		344,918

Total assets less current liabilities		29,861,536

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(17,424,793)
Funding share of mortgage loans		(12,091,825)

Seller share of cash at bank		(344,918)
Funding share of cash at bank		-

Net assets		0

Capital and reserves
Share capital (£2)		0
Reserves		0
		0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated: 31 st May 2005
By /s/ Karen Carson (Authorised Signatory)